Exhibit 2.1

EXECUTION VERSION
Confidential Materials omitted and filed separately with the Securities and Exchange Commission.  Asterisks denote omissions.

ASSET PURCHASE AGREEMENT

dated August 5, 2009

between

BOTTOMLINE TECHNOLOGIES (DE), INC.

and

BANK OF AMERICA, N.A.

TABLE OF CONTENTS

ARTICLE I  THE ASSET PURCHASE
1.1	Purchase and Sale of Assets.
1.2	Assumption of Liabilities.
1.3	Purchase Price
1.4	The Closing.
1.5	Further Assurances
1.6	Withholding
1.7	Purchase Price Allocation

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF THE SELLER
2.1	Organization, Qualification and Corporate Power
2.2	Authorization of Transaction
2.3	Noncontravention
2.4	Financial Summaries
2.5	Absence of Certain Changes
2.6	Undisclosed Liabilities
2.7	Tax Matters.
2.8	Ownership and Condition of Assets.
2.9	Owned Real Property
2.10	Real Property Leases
2.11	Intellectual Property.
2.12	Contracts.
2.13	Insurance
2.14	Litigation
2.15	Warranties
2.16	Employees.
2.17	Employee Benefits.
2.18	Environmental Matters.
2.19	Legal Compliance
2.20	Customers and Suppliers
2.21	Permits
2.22	Certain Business Relationships With Affiliates
2.23	Brokers’ Fees
2.24	Books and Records
2.25	Disclosure
2.26	Controls and Procedures
2.27	Investment Representations.

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE BUYER
3.1	Organization and Corporate Power
3.2	Authorization of the Transaction
3.3	Noncontravention
3.4	Litigation
3.5	Capitalization
3.6	Legal Compliance
3.7	SEC Reports; Financial Statements
3.8	Listing and Maintenance Requirements
3.9	Financing
3.10	Brokers’ Fees
3.11	Buyer’s Acknowledgement
3.12	Projections
3.13	Warrant.

ARTICLE IV  PRE-CLOSING COVENANTS
4.1	Closing Efforts
4.2	Governmental and Third-Party Notices and Consents.
4.3	Operation of Business
4.4	Maintenance
4.5	Access to Information.
4.6	Notice of Breaches.
4.7	Exclusivity.
4.8	Elimination of Intercompany Items

ARTICLE V  CONDITIONS TO CLOSING
5.1	Conditions to Obligations of the Buyer
5.2	Conditions to Obligations of the Seller

ARTICLE VI  TAX MATTERS
6.1	Transfer Taxes; Prorations.
6.2	Refunds.

ARTICLE VII  POST-CLOSING COVENANTS
7.1	Proprietary Information.
7.2	Solicitation and Hiring.
7.3	Non-Competition.
7.4	Sharing of Data.
7.5	Business Financial Statements
7.6	Use of Name
7.7	Cooperation in Litigation
7.8	Employees.
7.9	Adjustment for Tangible Assets

ARTICLE VIII  INDEMNIFICATION
8.1	Indemnification by the Seller
8.2	Indemnification by the Buyer
8.3	Indemnification Claims.
8.4	Survival of Representations and Warranties
8.5	Limitations.
8.6	Treatment of Indemnity Payments

ARTICLE IX  TERMINATION
9.1	Termination of Agreement
9.2	Effect of Termination

ARTICLE X  DEFINITIONS

ARTICLE XI  MISCELLANEOUS
11.1	Press Releases
11.2	No Third Party Beneficiaries
11.3	Entire Agreement
11.4	Succession and Assignment
11.5	Counterparts and Facsimile Signature
11.6	Headings
11.7	Notices
11.8	Governing Law
11.9	Amendments and Waivers
11.10	Severability
11.11	Expenses
11.12	Submission to Jurisdiction
11.13	Specific Performance
11.14	Construction.

Exhibits

Exhibit A -                      Bill of Sale
Exhibit B -                      Trademark Assignment
Exhibit C -                      Instrument of Assumption
Exhibit D -                      Services Agreement
Exhibit E -                      Transition Services Agreement
Exhibit F -                      Warrant
Exhibit G -                      Sublease Agreement
Exhibit H -                      Non-Exclusive License Agreement
Exhibit I -                      Registration Rights Agreement

Schedules

Schedule 1.1(a) -	Acquired Assets
Schedule 1.1(b) -	Excluded Assets
Disclosure Schedule
Schedule 2.12(c) -	Customer Contract Provisions
Schedule 5.1(f) -	Consents Required for Buyer’s Obligation to Close
Schedule 5.2(g) -	Consents Required for Seller’s Obligation to Close
Schedule 7.3(a) -	Existing Business Customers
Schedule 7.3(b) -	Designated Financial Institutions
Schedule 7.8(a) -	Available Employees
Schedule 7.8(g) -	Seller Severance Policy
Schedule 8.3(e) -	Optional Arbitration
Schedule 8.5(a) -	Specific Assets Excluded from Sufficiency Claims
Schedule 10A -	Customer Offerings
Schedule 10B -	Form of Financial Summary

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of August 5, 2009 by and between Bottomline Technologies (de), Inc., a Delaware corporation (the “Buyer”), and Bank of America, N. A., a national banking association (the “Seller”).

This Agreement contemplates a transaction in which the Buyer will purchase substantially all of the assets and related operations of the Seller’s PayMode Products business (the “Business”) and assume certain specified liabilities of the Business.

Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article X.

In consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

THE ASSET PURCHASE

1.1 Purchase and Sale of Assets.

(a) Upon and subject to the terms and conditions of this Agreement, the Buyer shall purchase from the Seller, and the Seller shall sell, transfer, convey, assign and deliver to the Buyer, at the Closing, for the consideration specified below in this Article I, all right, title and interest in, to and under the Acquired Assets.

(b) Notwithstanding the provisions of Section 1.1(a), the Acquired Assets shall not include the Excluded Assets.

1.2 Assumption of Liabilities.

(a) Upon and subject to the terms and conditions of this Agreement, the Buyer shall assume and become responsible for, from and after the Closing, the Assumed Liabilities.

(b) Notwithstanding the terms of Section 1.2(a) or any other provision of this Agreement to the contrary, the Buyer shall not assume or become responsible for, and the Seller shall remain liable for, the Retained Liabilities.

1.3 Purchase Price.  The Purchase Price to be paid by the Buyer for the Acquired Assets at the Closing shall be $17,000,000 (the “Cash Purchase Price”) and the Warrant.

1.4 The Closing.

(a) The Closing shall take place at the offices of WilmerHale in Boston, Massachusetts commencing at 10:00 a.m. local time on the Closing Date or at such other place and time as the Parties may mutually agree.  All transactions at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no documents or certificates shall be deemed to have been delivered until all other transactions are completed and all other documents and certificates are delivered.

(b) At the Closing:

(i) the Seller shall deliver to the Buyer the various certificates, instruments and documents referred to in Section 5.1;

(ii) the Buyer shall deliver to the Seller the various certificates, instruments and documents referred to in Section 5.2;

(iii) the Seller shall execute and deliver to the Buyer a bill of sale in substantially the form attached hereto as Exhibit A, one or more trademark assignments in substantially the form attached hereto as Exhibit B, and such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets;

(iv) the Buyer shall execute and deliver to the Seller an instrument of assumption in substantially the form attached hereto as Exhibit C and such other instruments as the Seller may reasonably request in order to effect the assumption by the Buyer of the Assumed Liabilities;

(v) the Buyer shall deliver to the Seller the Warrant;

(vi) the Buyer and the Seller shall execute and deliver to each other the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement and the Sublease Agreement;

(vii) the Buyer shall pay to the Seller, payable by wire transfer or other delivery of immediately available funds to an account designated by the Seller, the Cash Purchase Price;

(viii) the Seller shall deliver to the Buyer, or otherwise put the Buyer in possession and control of, all of the Acquired Assets of a tangible nature; and

(ix) the Buyer and the Seller shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.5 Further Assurances.  At any time and from time to time after the Closing, at the request of the Buyer and without further consideration, the Seller shall execute and deliver such other instruments of sale, transfer, conveyance and assignment and take such actions as the Buyer may reasonably request to more effectively transfer, convey and assign to the Buyer, and to confirm the Buyer’s rights to, title in and ownership of, the Acquired Assets and to place the Buyer in actual possession and operating control thereof.

1.6 Withholding.  The Buyer shall be entitled to deduct, withhold, and pay over to the applicable Governmental Entity from the consideration otherwise payable pursuant to this Agreement to any recipient of a payment hereunder such minimum amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient in respect of which such deduction and withholding was made by the Buyer and the Buyer covenants to have such withholding paid to the applicable Governmental Entity when such amount is due.

1.7 Purchase Price Allocation.  No later than 120 days after the Closing Date, the Buyer shall prepare and deliver to the Seller for its review, comment and consent (such consent not to be unreasonably withheld) a statement setting forth the allocation of the sum of the Purchase Price, plus any related assumed liabilities, plus any other amounts as required by applicable Tax law among the assets of the Business, which allocation shall be made in accordance with Section 1060 of the Code and any applicable U.S. Treasury regulations (the “Purchase Price Allocation”).  The Seller shall notify the Buyer in writing within thirty (30) days after receipt of the Purchase Price Allocation of any disagreement or reasonable objections the Seller may have with the Purchase Price Allocation, in which case the Buyer and the Seller shall use their good faith efforts to reach agreement thereon.  In the event the Buyer and the Seller fail to so agree within thirty (30) days after the Seller’s notice of disagreement has been delivered, then the Buyer and the Seller shall promptly engage an accounting firm of national reputation to resolve the dispute within sixty (60) days of the engagement.  The Purchase Price Allocation finally determined pursuant to this Section 1.7 shall be used by the Seller and the Buyer for all purposes, including preparation and filing of IRS Form 8594, and no party hereto shall take or assert any position inconsistent therewith.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II.  The disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article II only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. For purposes of this Article II, the phrase “to the knowledge of the Seller” or any phrase of similar import shall be deemed to refer to the actual knowledge of employees of the Seller with management or operational responsibility for the Business at a level of Senior Vice President or above, as well as any other knowledge which such persons would have possessed had they made reasonable inquiry of appropriate employees and agents of the Seller with respect to the matter in question.

2.1 Organization, Qualification and Corporate Power.  The Seller is a national banking association, duly organized, validly existing and in corporate good standing under the laws of the United States.  The Seller is duly qualified to conduct business and is in corporate good standing under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate exclusively or primarily to the Business, makes such qualification necessary, except for any such failure to be qualified or in good standing that would not reasonably be expected to result in a Business Material Adverse Effect.  The Seller has all requisite corporate power and authority to carry on the Business and to own and use the properties owned and used by it.

2.2 Authorization of Transaction.  The Seller has all requisite power and authority to execute and deliver this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement and the Sublease Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery by the Seller of this Agreement, the performance by the Seller of this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement and the Sublease Agreement and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Seller.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes, and each of the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement and the Sublease Agreement, upon its execution and delivery by the Seller, will constitute, a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by Enforceability Exceptions.

2.3 Noncontravention.  Except as set forth in Section 2.3 of the Disclosure Schedule, neither the execution and delivery by the Seller of this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement or the Sublease Agreement nor the consummation by the Seller of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Articles of Association or by-laws of the Seller, (b) require on the part of the Seller any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to result in a Business Material Adverse Effect; (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Seller is a party or by which the Seller is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest upon any assets of the Business or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller or any of its respective properties or assets, except for any violation that would not reasonably be expected to result in a Business Material Adverse Effect.

2.4 Financial Summaries.  The Seller has provided to the Buyer the Financial Summaries.  The Financial Summaries are consistent with the books and records of the Business and fairly present, in all material respects, the fixed assets and income and expenses of the Business as of the respective dates thereof and for the periods referred to therein.

2.5 Absence of Certain Changes.  Since the Measurement Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Business Material Adverse Effect, and (b) the Seller has not taken any of the actions set forth in paragraphs (a) through (j) of Section 4.3.

2.6 Undisclosed Liabilities.  The Business does not have any liability of a nature which is material to the Business, except for liabilities which have arisen since the Measurement Date in the Ordinary Course of Business and the Retained Liabilities.

2.7 Tax Matters.

(a) The Seller has properly filed on a timely basis all Tax Returns that it was required to file with regard to the Business, and all such Tax Returns were true, correct and complete.  The Seller has paid on a timely basis all material Taxes that are related to the Business that were due and payable.  The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return related to the Business.  All Taxes that the Seller was required by law to withhold or collect with regard to the Business have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) No claim has ever been made by an authority in a jurisdiction where the Seller does not file Tax Returns with regard to the Business that the Seller is or may be subject to taxation by that jurisdiction. With regard to the Business, the Seller has not waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes.

(c) None of the Assumed Liabilities is an obligation to make a payment that is not deductible under Section 280G of the Code.

(d) None of the assets of the Business (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (iv) is subject to a lease under Section 7701(h) of the Code or under any predecessor section.

(e) The Seller, with regard to the Business, is not a party to a lease that is treated as a “Section 467 rental agreement” within the meaning of Section 467(d) of the Code.

(f) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Business, other than with respect to Taxes not yet due and payable.

2.8 Ownership and Condition of Assets.

(a) The Seller is the true and lawful owner, and has good title to, all of the Acquired Assets, free and clear of all Security Interests, except as set forth in Section 2.8(a)(i) of the Disclosure Schedule.  Upon execution and delivery by the Seller to the Buyer of the instruments of conveyance referred to in Section 1.4(b)(iii), the Buyer will become the true and lawful owner of, and will receive good title to, the Acquired Assets, free and clear of all Security Interests other than those set forth in Section 2.8(a)(ii) of the Disclosure Schedule.

(b) Assuming the Buyer has employees (including any Hired Employees) with sufficient skill to operate the Business following the Closing, the Sublease Agreement, the Acquired Assets and those Excluded Assets being made available in accordance with the terms of the Transition Services Agreement and the Non-Exclusive License Agreement are sufficient for the conduct of the Business as presently conducted and as described in Schedule 10A in all material respects (the foregoing representation and warranty of the Seller being referred to in this Agreement as the “Asset Sufficiency Rep”) and constitute all of the assets used by the Seller primarily or exclusively in the Business.  No representation or warranty is given with respect to the condition or state of repair of any tangible Acquired Asset.  The Business Continuity Plan used in the Business has been provided to Buyer.

(c) Section 2.8(c) of the Disclosure Schedule lists individually (i) all Acquired Assets which are fixed assets (within the meaning of GAAP), and (ii) all other Acquired Assets of a tangible nature (other than inventories).

(d) Section 2.8(d) of the Disclosure Schedule identifies individually all assets which are material to the operation of the Business but which are not being conveyed to the Buyer under this Agreement (including, by way of example, network infrastructure, monitoring tools, software management tools, ticketing systems and similar assets).

2.9 Owned Real Property.  The Seller does not own any real property that is used exclusively or primarily in the Business.

2.10 Real Property Leases.  Section 2.10 of the Disclosure Schedule lists all Leases and lists the term of each such Lease, any extension and expansion options, and the rent payable thereunder.  The Seller has delivered to the Buyer complete and accurate copies of the Leases.  With respect to each Lease:

(a) such Lease is in full force and effect and is legal, valid, binding and enforceable against the Seller, and to the knowledge of the Seller, the other parties thereto;

(b) such Lease is assignable by the Seller to the Buyer without the consent or approval of any party (except as set forth in Section 2.3 of the Disclosure Schedule and except to the extent the failure to obtain such consent or approval would not be reasonably likely to result in a Business Material Adverse Effect) and such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c) neither the Seller nor, to the knowledge of the Seller, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Seller, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Seller or, to the knowledge of the Seller, any other party under such Lease;

(d) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(e) the Seller has not has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(f) to the knowledge of the Seller, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities as currently conducted; and

(g) the Seller is not aware of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by the Business of the property subject thereto.

2.11 Intellectual Property.

(a)           Seller Registrations.  Section 2.11(a) of the Disclosure Schedule lists all Seller Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable.  All assignments of Seller Registrations to the Seller have been properly executed and recorded.  To the knowledge of the Seller, all Seller Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Seller.

(b)           Prosecution Matters.  There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Seller, threatened, with respect to any Patent Rights included in the Seller Registrations.  As relates to Seller Registrations, the Seller has complied with any applicable duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Seller and has made no material misrepresentation in such applications.  The Seller has no knowledge of any information that would preclude the Seller from having clear title to the Seller Registrations or affecting the enforceability of any Seller Registrations.

(c)           Ownership; Sufficiency.  Except to the extent forming part of Excluded Assets and the items set forth in Section 2.11(c) of the Disclosure Schedule, each item of Seller Intellectual Property will be owned or, subject to the consent requirements in the applicable agreements with the vendors listed in Section 2.11(c)(1) of the Disclosure Schedule, available for use by the Buyer immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing, and such Seller Intellectual Property is sufficient for the conduct of the Business as presently conducted and as described in Schedule 10A in all material respects.  The Seller is the sole and exclusive owner of all Seller Owned Intellectual Property, free and clear of any Security Interests and, all joint owners of the Seller Owned Intellectual Property, if any, are listed in Section 2.11(c) of the Disclosure Schedule.  Except to the extent forming part of Excluded Assets and the items set forth in Section 2.11(c), the Seller Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Customer Offerings in the manner so done by the Seller prior to the Closing Date, (ii) to Exploit the Internal Systems in the manner so done by the Seller prior to the Closing Date, and (iii) otherwise to conduct the Seller’s business in all material respects in the manner currently conducted by the Seller.

(d)           Protection Measures.  The Seller has taken reasonable measures to protect the proprietary nature of each item of Seller Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof.  To the knowledge of the Seller, the Seller has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security with respect to information processed or used by the Business.  No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the knowledge of the Seller, threatened against the Seller.  To the knowledge of the Seller, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information processed or used in the Business that is or was in the possession, custody or control of the Seller or (ii) breach of the Seller’s security procedures wherein confidential information processed or used in the Business has been disclosed to a third person, except for such disclosure or breach that would not reasonably be expected to result in a Business Material Adverse Effect.  The Seller has actively policed the quality of all goods and services sold, distributed or marketed under each of the Business Trademarks and has enforced adequate quality control measures to ensure that no Business Trademarks that it has licensed to others, if any, shall be deemed to be abandoned.

(e)           Infringement by Seller.  None of the Customer Offerings, or the Exploitation thereof by the Seller or by any reseller, distributor, customer or user thereof, or any other activity of the Seller, to the knowledge of the Seller after reasonable diligence, infringes or violates, or constitutes a misappropriation of, the Intellectual Property rights described in Section 2.11(e) of the Disclosure Schedule or, to the knowledge of Seller, infringes or violates, or constitutes a misappropriation of  the Intellectual Property rights of  any other third party.  None of the Internal Systems, or the Seller’s past or current Exploitation thereof, or any other activity undertaken by them in connection with the Business, to the knowledge of the Seller after reasonable diligence, infringes or violates, or constitutes a misappropriation of, the Intellectual Property rights described in Section 2.11(e) of the Disclosure Schedule or, to the knowledge of Seller,  infringes or violates, or constitutes a misappropriation of the Intellectual Property rights of any other third party. Section 2.11(e) of the Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Seller alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Seller from any reseller, distributor, customer, user or any other third party; and the Seller has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses, if any, relating to any alleged or potential infringement, violation or misappropriation.  For the purposes of this Section 2.11(e) only, the phrase “to the knowledge of the Seller” shall be deemed to refer to  the actual knowledge of (i) the in-house attorney of the Seller who has principal responsibility for the legal affairs of the Business and (ii) other  employees of the Seller with management or operational responsibility for the Business at a level of Senior Vice President or above, as well as any other knowledge which such persons would have possessed had such person made reasonable inquiry of appropriate employees and agents of the Seller with respect to any claim(s) of infringement, violation or misappropriation or the Intellectual Property Rights of any other third party that name the Customer Offerings, or the Exploitation thereof, as the basis for the claim(s).  For purposes of clarification, the references above to “reasonable diligence” shall also mean with respect to claim(s) of infringement, violation or misappropriation of the Intellectual Property Rights of any other third party that name the Customer Offerings, or the Exploitation thereof, as the basis for the claim(s).

(f)           Infringement of Rights.  Except as set forth in Section 2.11(f) of the Disclosure Schedule, to the knowledge of the Seller, no person (including any current or former employee or consultant of the Seller) is infringing, violating or misappropriating any of the Seller Owned Intellectual Property or any Seller Licensed Intellectual Property which is exclusively licensed to the Seller.  The Seller has provided to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Seller Owned Intellectual Property.

(g)           Outbound IP Agreements.  Except for the Customer Contracts, Section 2.11(g) of the Disclosure Schedule identifies each license, covenant or other agreement, if any, pursuant to which the Seller has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Seller Intellectual Property.  Except in its agreements with its customers, the Seller has not agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings or any third party Intellectual Property rights relating to the Business.  Except as set forth in Section 2.11(g) of the Disclosure Schedule, the Seller is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property relating to the Business to any person.

(h)           Inbound IP Agreements.  Section 2.11(h) of the Disclosure Schedule identifies (i) each item of Seller Licensed Intellectual Property (excluding currently-available, off the shelf software programs that are part of the Internal Systems and are licensed by the Seller pursuant to “shrink wrap” licenses, the total fees associated with which are less than $10,000) and (ii) except for agreements and/or assignments with Business employees and independent contractors of the Seller, each agreement, contract, assignment or other instrument pursuant to which the Seller has obtained any joint or sole ownership interest in or to each item of Seller Owned Intellectual Property.  Except as set forth in Section 2.11(h) of the Disclosure Schedule, none of the Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by the Seller from third parties other than pursuant to the license agreements listed in Section 2.11(h) of the Disclosure Schedule or pursuant to license agreements exempt from disclosure pursuant to Section 2.11(h)(i) above.

(i)           Source Code.  The Seller has not licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including its employees and contractors) of, the Seller Source Code to any person, except pursuant to the agreements listed in Section 2.11(i) of the Disclosure Schedule, and the Seller has taken all reasonable physical and electronic security measures to prevent disclosure of such Seller Source Code.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Seller Source Code by the Seller, its escrow agent(s) or any other person to any third party.

(j)           Authorship.  Except as set forth in Sections 2.11(h) and 2.11(k) of the Disclosure Schedule (and except for those items of Seller Licensed Intellectual Property exempt from disclosure pursuant to Section 2.11(h)(i) above), all of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems have been designed, authored, tested and debugged by Business Employees of the Seller within the scope of their employment or by independent contractors of the Seller who have assigned their rights in such copyrightable materials to the Seller.

(k)           Open Source Code.  Section 2.11(k) of the Disclosure Schedule (A) lists all Open Source Materials that Seller has utilized in any way in the Exploitation of the Customer Offerings or Internal Systems and (i) require, as a condition of the Exploitation of such Open Source Materials, that other Software or data incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or (ii) purport to grant, to any third party, any rights or immunities under Intellectual Property rights used exclusively or primarily in the Business, and (B) describes the manner in which such Open Source Materials have been utilized.

(l)           Employee and Contractor Assignments. Each Business Employee and each independent contractor of the Seller who has been involved in the design, development or creation of Customer Offerings or Internal Systems has agreed to be bound to assignment provisions substantially equivalent in all material respects to those provisions in the form agreement provided to the Buyer that assigns to the Seller all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee's employment or such independent contractor's work for the Seller, and all Intellectual Property rights therein.

(m)           Quality.  As of the Closing Date, the Customer Offerings and the Internal Systems are free from significant defects in design, workmanship and materials and conform in all material respects to the written Documentation and specifications therefor.  To the knowledge of the Seller, the Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.  Within the past year, the Seller has not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications.  The Seller warrants that the Customer Offerings offered as of the Closing Date conform to or exceed, in all material respects, the descriptions set forth in Schedule 10A.  The Seller represents and warrants that neither performance nor functionality of the Customer Offerings is or will be affected by dates prior to, during and after the year 2000.

(n)           Support and Funding.  Other than implementation fees for services rendered, the Seller has neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith.

2.12 Contracts.

(a) Section 2.12(a) of the Disclosure Schedule lists the following agreements (written or oral) to which the Seller is a party as of the date of this Agreement (other than any Customer Contracts) that relate exclusively or primarily to the Business or are necessary for the conduct of the Business:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $25,000 per annum and having a remaining term longer than 12 months;

(ii) any agreement (or group of related agreements) for the purchase of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, which involves more than the sum of $25,000 per annum over the remaining term of the agreement and cannot be canceled by the Seller on 90 days or less notice, or (B) in which the Seller has granted marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving remaining payments of more than $25,000 or under which it has imposed (or may impose) a Security Interest on any of the assets, tangible or intangible, of the Business;

(v) any agreement for the disposition of any significant portion of the assets or business of the Business (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any agreement concerning exclusivity;

(vii) any employment or consulting agreement;

(viii) any severance, “stay pay” or termination agreement;

(ix) any agreement involving any current or former management employee or key employee of the Business;

(x) any agreement under which the consequences of a default or termination would reasonably be expected to have a Business Material Adverse Effect;

(xi) any agreement which contains any provisions requiring the Seller to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business, including vendor agreements);

(xii) any agreement that could reasonably be expected to have the effect of prohibiting or materially restricting the conduct of the Business as currently conducted;

(xiii) any agreement under which the Seller is restricted in any material respect from selling, licensing or otherwise distributing any of the technology or products of the Business, or providing services of the Business to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(xiv) any agreement which would entitle any third party to receive a license or any other right to intellectual property of the Buyer or any of the Buyer’s Affiliates following the Closing; and

(xv) any Assigned Contract.

(b) Seller has delivered to the Buyer a complete and accurate copy of each Assigned Contract and, except as described in Section 2.12(b) of the Disclosure Schedule, each other agreement listed in Section 2.11 or Section 2.12(a) of the Disclosure Schedule.  With respect to each agreement so listed:  (i) the agreement is in full force and effect and is legal, valid, binding and enforceable against the Seller and, to the knowledge of the Seller, the other parties thereto; (ii) for those agreements to which the Seller is a party, the agreement is assignable by the Seller to the Buyer without the consent or approval of any party (except as set forth in Section 2.3 of the Disclosure Schedule and except to the extent the failure to obtain such consent or approval would not be reasonably likely to result in a Business Material Adverse Effect) and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Seller nor, to the knowledge of the Seller, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Seller, is threatened which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Seller or, to the knowledge of the Seller, any other party under such agreement.

(c) Section 2.12(c) of the Disclosure Schedule identifies and describes any material deviation from, or material omission of, the provisions set forth (i) in the Terms of Use included on Schedule 2.12(c)(i) existing in any Customer Contract entered into on or after August 5, 2006 and (ii) in the Terms of Use included on Schedule 2.12(c)(ii) existing in any Customer Contract entered into prior to August 5, 2006.

2.13 Insurance.  The Seller does not have any insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) that relates exclusively or primarily to the Business.  There is no material claim with respect to the Business that is pending under any insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Seller is a party (a) as to which coverage has been questioned, denied or disputed by the underwriter of such policy or (b) which would reasonably be expected to result in a Business Material Adverse Effect.

2.14 Litigation.  There is no Legal Proceeding which is pending or has been threatened in writing against the Seller that relates exclusively or primarily to the Business and which (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.  There are no judgments, orders or decrees outstanding against the Seller with respect to the Business.

2.15 Warranties.  No product or service of the Business is subject in any material respect to any guaranty, warranty, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale, license or lease of the Seller, which are set forth in Section 2.15 of the Disclosure Schedule, and (ii) manufacturers’ warranties for which the Seller has no liability.  Section 2.15 of the Disclosure Schedule sets forth the aggregate expenses incurred by the Seller in fulfilling its obligations under its guaranty, warranty, right of credit and other indemnity provisions during each of the fiscal years and the interim period covered by the Financial Summaries; and as of the date of this Agreement, the Seller does not know of any such expenses incurred in 2009 since the last date of the Financial Summaries that would result in any significant increase in warranty expense as a percentage of sales for fiscal year 2009.

2.16 Employees.

(a) Section 2.16 of the Disclosure Schedule contains a list of all Available Employees and the position of each such Available Employee, and the Seller has made available to Buyer the annual rate of compensation of each such person.  All of the Available Employees are employees of the Seller engaged exclusively or primarily in the Business, provided, however, that the Parties have agreed that not all Business Employees will be Available Employees.  Each current or past Business Employee has agreed to be bound to the confidentiality and inventions assignment provisions contained in the Code of Ethics of the Seller, which Code of Ethics has previously been made available to the Buyer.  Section 2.16 of the Disclosure Schedule contains a list of all Available Employees who are a party to a non-competition agreement with the Seller; copies of such agreements have previously been made available to the Buyer. Each such agreement referenced in the two preceding sentences to which the Seller is a party is assignable by the Seller to the Buyer without the consent or approval of any party and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.  Section 2.16 of the Disclosure Schedule contains a list of all Business Employees who are not citizens of the United States.

(b) The Seller is not a party to or bound by any collective bargaining agreement relating to the Business, nor has any of them experienced with respect to the Business any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  The Seller has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to Business Employees.

(c) The Available Employees (together with temporary employees provided by Adecco and by Zerochaos and used in the Business by Seller and the senior management of Seller that manage other lines of business for Seller in addition to the Business) are sufficient to conduct the Business as presently conducted.

2.17 Employee Benefits.

(a) Buyer shall have no liability or responsibility for benefits earned under the Business Benefit Plans through the Closing.  All of the Business Benefit Plans are sponsored by the Seller.

(b) The Business Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Business Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or the period for obtaining such a determination letter has not yet closed.

(c) Neither the Seller nor any ERISA Affiliate has ever maintained or been required to contribute to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or to any “multiemployer plan” (as defined in Section 4001(a)(e) of ERISA).

2.18 Environmental Matters.

(a) The Seller has complied with all applicable Environmental Laws with respect to the Business’ operations at the Business Properties, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.  There is no pending or, to the knowledge of the Seller, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Seller with respect to the Business’ operations or the Business Properties.

(b) No Materials of Environmental Concern have been Released by the Seller at any Business Property in violation of applicable Environmental Law, except for any such Release that would not reasonably be expected to result in a Business Material Adverse Effect.

(c) There is no pending civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim relating to any Environmental Law involving any of the Business Properties or any property formerly owned or operated by the

Seller in connection with the Business, except for any such litigation, notice, proceeding, investigation or claim that would not reasonably be expected to result in a Business Material Adverse Effect.

(d) The Seller is not a party to or bound by any court order, administrative order, consent order or other agreement with any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law that is exclusively or primarily related to the Business.

(e) The Seller has those permits, licenses and approvals required under Environmental Law to operate the Business Properties as currently operated by the Seller, except for any such permits, licenses or approvals the absence of which would not reasonably be expected to result in a Business Material Adverse Effect.

2.19 Legal Compliance.  The Seller is in compliance with all applicable laws (including rules and regulations thereunder) of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to the Business, except where the failure to comply therewith has not resulted and would not reasonably be expected to result in a Business Material Adverse Effect.  The Seller has not received written notice of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to the Business alleging any failure to so comply.

2.20 Customers and Suppliers.  Section 2.20 of the Disclosure Schedule sets forth a list of (a) the top 10 customers (on a redacted basis), by consolidated revenue, of the Business during the last full fiscal year and the amount of revenues accounted for by such customer during such period and (b) each supplier (other than any software vendors) that is the sole supplier of any significant product or service to the Business pursuant to a contract that will be included in the Acquired Assets.  Since January 1, 2009, no such supplier has delivered written notice to Seller indicating that such supplier is either (i) terminating its relationship with Seller prior to the expiration of the term of the applicable contract with Seller, or (ii) significantly decreasing the rate of supplying products or services to Seller in 2009.

2.21 Permits.  Section 2.21 of the Disclosure Schedule sets forth a list of all Permits required in connection with the Business as presently conducted.  Such listed Permits are the only Permits that are required for, and material to, the conduct of the Business as presently conducted.  Each such Permit is in full force and effect; the Seller is in compliance with the terms of each such Permit; and, to the knowledge of the Seller, no suspension or cancellation of such Permit is threatened.

2.22 Certain Business Relationships With Affiliates.  No Affiliate of the Seller owns any material property or right, tangible or intangible, which is used primarily or exclusively in the Business.  Section 2.22 of the Disclosure Schedule describes any transactions or relationships between the Seller and any Affiliate thereof that are primarily or exclusively related to the Business and material to the Business and which occurred or have existed since January 1, 2008.

2.23 Brokers’ Fees.  The Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement that would constitute an Assumed Liability.

2.24 Books and Records.  The books and records of the Seller since January 1, 2008 that relate exclusively or primarily to the Business accurately reflect in all material respects the assets, liabilities, business and results of operations of the Business and have been maintained in accordance with good business and bookkeeping practices.

2.25 Disclosure.  No representation or warranty by the Seller contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

2.26 Controls and Procedures.  With respect to the Business:

(a) The Seller maintains accurate books and records reflecting the assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Seller and to maintain accountability for the Seller’s consolidated assets and (iii) access to assets of the Business is permitted only in accordance with management’s authorization. Neither the Seller nor, to the knowledge of the Seller, any director, officer, employee or agent of the Seller has made any unlawful contributions or gifts related to the Business.

(b)  The Seller maintains accurate books and records reflecting the transactional data it processes on behalf of its customers and persons and entities constituting part of the Vendor Network.  The Seller regularly and promptly reconciles transactional data and retains auditable records that provide management, customers and the persons and entities constituting part of the Vendor Network with a full and accurate accounting in all material respects of all transactions conducted by the Business.

2.27 Investment Representations.

(a) The Seller is acquiring the Warrant, and (if and when it exercises the Warrant) it will acquire the Warrant Shares, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, and the Seller has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(b) The Seller has made such inquiry concerning the Buyer and its business and personnel as it has deemed appropriate, and has sufficient knowledge and experience in finance and business such that it is capable of evaluating the risks and merits of its investment in the Buyer.

(c) The Seller understands that the Warrant and the Warrant Shares have not been registered under the Securities Act and are “restricted securities” within the meaning of Rule 144 under the Securities Act, and that the Warrant and the Warrant Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

3.1 Organization and Corporate Power.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer is duly qualified to conduct business and is in corporate good standing under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, makes such qualification necessary, except for any such failure to be qualified or in good standing that would not reasonably be expected to result in a Material Adverse Effect.  The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2 Authorization of the Transaction.  The Buyer has all requisite power and authority to execute and deliver this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement, the Sublease Agreement and the Warrant, and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer of this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement, the Sublease Agreement and the Warrant and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer.  This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as may be limited by Enforceability Exceptions.

3.3 Noncontravention.  Neither the execution and delivery by the Buyer of this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement, the Sublease Agreement or the Warrant, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or by-laws of the Buyer, (b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity (other than the filing of one or more Forms 8-K with the Securities and Exchange Commission, filings with The NASDAQ Global Market relating to the Warrant or the Warrant Shares or similar filings), (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer is a party or by which it is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or any of its properties or assets.

3.4 Litigation.  There is no Legal Proceeding which is pending or has been threatened in writing against the Buyer that (a) the adverse determination of which would reasonably be likely to result in a Material Adverse Effect or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Buyer which have had, or are reasonably likely to have, a Material Adverse Effect.

3.5 Capitalization.  The authorized capitalization of the Buyer as of the Closing Date (after giving effect to the transactions contemplated hereunder) consists of 50,000,000 shares of Common Stock, $.001 par value per share (“Buyer Common Stock”), and 4,000,000 shares of Preferred Stock, $.001 par value per share (“Buyer Preferred Stock”). As of the close of business on the third business day prior to the date of this Agreement (the “Buyer Capitalization Date”), (i) 25,121,801 shares of Buyer Common Stock were issued and outstanding, (ii) 2,205,755 shares of Buyer Common Stock were held in the treasury of the Buyer and (iii) no shares of Buyer Preferred Stock were outstanding. As of the close of business on the Buyer Capitalization Date, there were 4,259,309 shares of Buyer Common Stock subject to outstanding options or other awards or rights granted under the Buyer Stock Plans and 2,093,443 shares of Buyer Common Stock reserved for future issuance under the Buyer Stock Plans.  Buyer has not issued a material number of shares of Buyer Common Stock during the period of time from the Buyer Capitalization Date to the date of this Agreement or to the Closing Date.  Except as set forth in this Section 3.5 and except for the Warrant, (i) there are no equity securities of any class of the Buyer, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Buyer is a party or by which the Buyer is bound obligating the Buyer to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Buyer or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Buyer to grant or enter into any such option, warrant, equity security, call, right, commitment or agreement.  The Buyer does not have any outstanding stock appreciation rights, phantom stock or similar rights or obligations. All outstanding shares of Buyer Common Stock has been duly and validly authorized and issued and is fully paid and nonassessable.

3.6 Legal Compliance.  The Buyer is in compliance with all applicable laws (including rules and regulations thereunder) of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to its business, except where the failure to comply therewith has not resulted and would not reasonably be expected to result in a Material

Adverse Effect.  The Buyer has not received written notice of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to its business alleging any failure to so comply.

3.7 SEC Reports; Financial Statements.  The Buyer has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act.  The financial statements of the Buyer included in the SEC Reports comply in all material respects with applicable accounting requirements and the applicable rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Buyer and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

3.8 Listing and Maintenance Requirements.  The Buyer is in compliance with all applicable listing and maintenance requirements of the NASDAQ Global Market.

3.9 Financing.  The Buyer has or will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Cash Purchase Price hereunder on the date when the conditions set forth in Section 5.1 have been satisfied.

3.10 Brokers’ Fees.  The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.11 Buyer’s Acknowledgement.  The Buyer acknowledges that the representations and warranties by the Seller in this Agreement constitute the sole and exclusive representations and warranties of the Seller to the Buyer in connection with the transactions contemplated hereby, and the Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Business or the quality, quantity or condition of the assets of the Business) are specifically disclaimed by the Seller, provided, however, that such disclaimer shall not in any event be applicable to claims attributable to actual fraud on the part of the Seller. Except as otherwise expressly provided herein, the Seller does not make or provide, and the Buyer hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the Seller’s assets or any part thereto.

3.12 Projections.  In connection with the Buyer’s investigation of the Seller and the Business, the Buyer has received from or on behalf of the Seller certain projections, including projected statements of operating revenues and income from operations of the Business and certain business plan information.  The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer shall have no claim against the Seller with respect thereto.

3.13 Warrant.

(a)           The Warrant Shares have been duly and validly reserved for issuance.  The Warrant has been, and when issued in compliance with the provisions of this Agreement, the Warrant and the Certificate of Incorporation of the Buyer, the Warrant Shares will be, validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than liens and encumbrances pursuant to actions taken by the holder of such Warrant or Warrant Shares.

(b)           Assuming the accuracy of the representations and warranties of the Seller contained in Section 2.28 hereof, the offer, sale and issuance of the Warrant and the Warrant Shares will be exempt from the registration requirements of the Securities Act and will be issued and sold in compliance with all applicable federal and state securities laws.

(c)           The execution and delivery of this Agreement and the issuance of the Warrant and the Warrant Shares will not result in any holder of any capital stock of the Buyer (or of any rights to acquire capital stock of the Buyer) having any rights to purchase or receive additional or other securities of the Buyer.  The issuance and sale of the Warrant hereunder does not contravene the rules and regulations of the NASDAQ Global Market and no approval of the Buyer’s stockholders is required for the Buyer to fulfill its obligations under the Warrant.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Closing Efforts.  Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to cause (i) its representations and warranties to remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Party to consummate the transactions contemplated by this Agreement to be satisfied.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that the Seller shall have no obligation to pay any material amounts or incur any material liability or obligation to any Governmental Entity as a condition or inducement for obtaining any such waivers, consents and approvals.

(b) As further provided in Schedule 4.2(b), the Seller shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as listed or are required to be listed in the Disclosure Schedule; provided, however, that the Seller shall have no obligation to pay any material amounts or incur any material liability or obligation to any third party as a condition or inducement for obtaining any such waivers, consents and approvals. Schedule 4.2(b) lists the software or online subscriptions which are material to the Business and, with respect to each such asset, lists whether it will be (i) made available (subject to obtaining any necessary consent) to the Buyer for a transition period under the Transition Services Agreement, (ii) transferred to the Buyer as of the Closing, or (iii) purchased prior to or as of Closing, at the Seller’s expense, in the Buyer’s name for the Buyer’s use in the Business.  In the event that the Seller is unable to transfer to Buyer any software or online subscription listed in Schedule 4.2(b)(ii) as of the Closing, Buyer may elect to have the Seller purchase (or reimburse Buyer for) such item prior to or as of Closing, at the Seller’s expense, in the Buyer’s name for the Buyer’s use in the Business, in accordance with clause (iii) of this Section 4.2(b).

(c) Subject to the Buyer’s right to elect to have Seller purchase certain software or online subscription items pursuant to the last sentence of Section 4.2(b), if (i) any of the Assigned Contracts or other assets or rights constituting Acquired Assets may not be assigned and transferred by the Seller to the Buyer (as a result of either the provisions thereof or applicable law) without the consent or approval of a third party, (ii) the Seller, after using its Reasonable Best Efforts, is unable to obtain such consent or approval prior to the Closing and (iii) the Closing occurs nevertheless, then (A) such Assigned Contracts and/or other assets or rights shall not be assigned and transferred by the Seller to the Buyer at the Closing and the Buyer shall not assume the Seller’s liabilities or obligations with respect thereto at the Closing, (B) the Seller shall continue for a period of 90 days to use its Reasonable Best Efforts to obtain the necessary consent or approval as soon as practicable after the Closing, and (C) upon the obtaining of such consent or approval, the Buyer and the Seller shall execute such further instruments of conveyance (in substantially the form executed at the Closing) as may be necessary to assign and transfer such Assigned Contracts and/or other assets or rights (and the associated liabilities and obligations of the Seller) to the Buyer.

4.3 Operation of Business.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Seller shall conduct the operations of the Business in the Ordinary Course of Business (subject to Section 4.4 below) and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to keep the physical assets of the Business in good working condition, keep available the services of the current Business Employees and preserve its relationships with customers, suppliers and others having business dealings with the Business to the end that the Business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Closing, the Seller shall not, without the written consent of the Buyer:

(a) create, incur, guarantee or assume any indebtedness for borrowed money relating exclusively or primarily to the Business;

(b) increase in any material manner (except for normal increases in the Ordinary Course of Business) the compensation or benefits of, or materially modify the employment terms of, the Business Employees, generally or individually, or pay any bonus or other benefit to Business Employees or hire any new Business Employees (except, in each case, in the Ordinary Course of Business);

(c) sell, assign or transfer any portion of the Acquired Assets or any of the assets of the Business in a single transaction or series of related transactions in an aggregate amount in excess of $25,000, except for sales in the Ordinary Course of Business and sales, assignments or transfers of assets not used in or useful in the Business;

(d) mortgage or pledge any of the property or assets of the Business or subject any such property or assets to any Security Interest;

(e) change its accounting methods, principles or practices insofar as they relate to the Business, except to the extent required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes that affect the Acquired Assets;

(f) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature listed or required to be listed in Section 2.10, Section 2.11 or Section 2.12(a) of the Disclosure Schedule;

(g) institute any Legal Proceeding related primarily to the Business or settle any Legal Proceeding where such settlement would involve ongoing liabilities or obligations on the part of the Business;

(h) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Seller set forth in this Agreement not being true and correct at the Closing in any material respect or (ii) any of the conditions to the Closing set forth in Article V not being satisfied; or

(i) agree in writing or otherwise to take any of the foregoing actions.

4.4 Maintenance.  During the period from the date of this Agreement to the Closing, the Seller shall use Reasonable Best Efforts to (i) ensure any maintenance contracts for software and hardware relating primarily to the Business remains in effect, (ii) monitor system performance and (iii) ensure that no material deterioration occurs in the Business’s current service levels.

4.5 Access to Information.

(a) The Seller shall permit representatives of the Buyer to have full access (at all reasonable times, upon reasonable advance notice, and in a manner so as not to interfere with the normal business operations of the Seller) to all premises, properties, financial, tax and accounting records (including the work papers of the Seller's independent accountants, provided that the Buyer shall execute a customary agreement in form and substance acceptable to such accountants in order to gain access to such work papers), contracts, other records and documents, and personnel, of or pertaining primarily or exclusively to the Business for the purpose of performing such inspections and tests as the Buyer deems reasonably necessary or appropriate; provided, that the Buyer shall not contact or communicate with any employee of the Seller concerning the transactions contemplated by this Agreement without the prior express consent of the Seller.

(b) Within 45 days after July 31, 2009 and the end of each month ending after the date of this Agreement and prior to the Closing, beginning with August 2009, the Seller shall furnish to the Buyer Pre-Closing Financial Summaries for the applicable monthly period. The Pre-Closing Financial Summaries shall be consistent with the books and records of the Business and fairly present, in all material respects, the fixed assets and income and expenses of the Business as of the respective dates thereof and for the periods referred to therein; provided, however, that the statements of income and expense contained in the Pre-Closing Financial Summaries are subject to year-end adjustments and do not include allocations of corporate expenses that are made on a periodic basis.

4.6 Notice of Breaches.

(a)           From the date of this Agreement until the Closing, the Seller shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Disclosure Schedule inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing.  No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b)           From the date of this Agreement until the Closing, the Buyer shall promptly deliver to the Seller supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing.  No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.7 Exclusivity.

(a) The Seller shall not, and the Seller shall require each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of assets (other than sales of non-material assets in the Ordinary Course of Business) or similar business transaction in each such case that primarily or exclusively involves the sale of the Business, (ii) furnish any non-public information concerning the Business to any party (other than the Buyer) in connection with any such transaction other than as required by applicable law, (iii) engage in discussions or negotiations with any party (other than the Buyer) concerning any such transaction, or (iv) enter into any agreement with any party (other than the Buyer) concerning any such transaction.

(b) The Seller shall immediately notify any party with which discussions or negotiations of the nature described in paragraph (a) above were pending that the Seller is terminating such discussions or negotiations with respect to the Business and the Acquired Assets.  If the Seller receives any inquiry, proposal or offer of the nature described in paragraph (a) above, the Seller shall, within one business day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party.

4.8 Elimination of Intercompany Items.  Effective as of the Closing, all payables, receivables, liabilities and other obligations between the Business, on the one hand, and the Seller and any of its Affiliates, on the other hand, shall be eliminated except to the extent expressly provided for herein.

ARTICLE V

CONDITIONS TO CLOSING

5.1 Conditions to Obligations of the Buyer.  The obligation of the Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction of the following conditions:

(a) the Seller shall have executed and delivered to the Buyer the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement and the Services Agreement;

(b) the Seller shall have delivered to the Buyer the Financial Statements in unaudited form;

(c) the Seller shall have obtained at its own expense (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 which are required on the part of the Seller;

(d) the representations and warranties of the Seller set forth in the first sentence of Section 2.1 and in Section 2.2 and any representations and warranties of the Seller set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except (i) to the extent that the failure of such representations and warranties to be true and correct in all respects or all material respects, as the case may be, has not caused a Business Material Adverse Effect and (ii) to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(e) the Seller shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(f) the Seller shall have obtained consents to the assignment of the agreements listed on Schedule 5.1(f) to the Buyer;

(g) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of the Buyer to own, operate or control any of the Acquired Assets, or to operate the Business as currently conducted following the Closing, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(h) the Seller shall have delivered to the Buyer the Seller Certificate and the Secretary’s Certificate;

(i) the Seller shall have delivered to the Buyer an update, as of the date prior to the Closing Date, of each list contained in the Disclosure Schedule that lists or describes Acquired Assets (including the lists set forth in Sections 2.8, 2.10, 2.11, 2.12, 2.15, 2.16, 2.20 and 2.21 of the Disclosure Schedule) and of the list contained on Schedule 7.3(a);

(j) except as otherwise required by applicable law, the Hired Employees shall have ceased to participate in or accrue further benefits under the Business Benefit Plans, and Hired Employees who participate in the Seller’s 401(k) plan(s) shall cease to participate in said plan(s);

(k) the Seller shall have settled or cancelled any rights of Hired Employees under any Seller equity incentive, bonus or other compensation plans;

(l) a number of Available Employees that are sufficient (assuming for purposes of this subsection (l) the continued use of the temporary employees provided through Adecco or through Zerochaos) for the conduct of the Business as presently conducted in all material respects shall have accepted offers of at will employment from Buyer (such offers to be contingent and effective upon the Closing);

(m) the Seller shall have delivered to the Buyer documents evidencing the release or termination of all Security Interests on the Acquired Assets, if any, and copies of filed UCC termination statements with respect to all UCC financing statements evidencing Security Interests or payoff letters from the applicable secured party agreeing to release the related Security Interests upon payment at the Closing of any amounts due to the secured party, other than Security Interests which are listed in Section 2.8(a) of the Disclosure Schedule under the heading “Permitted Security Interests”;

(n) the Buyer shall, in good faith, have reasonably concluded that the transition services and Intellectual Property required to conduct the Business as presently conducted and as described in Schedule A to the Services Agreement are available to it after Closing upon reasonably satisfactory terms;

(o) the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Seller in its jurisdiction of organization, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing; and

(p) there shall not have occurred a Business Material Adverse Effect.

5.2 Conditions to Obligations of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction of the following conditions:

(a) The Buyer shall have executed and delivered to the Seller the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement, the Services Agreement and the Warrant;

(b) the representations and warranties of the Buyer set forth in the first sentence of Section 3.1 and in Section 3.2 and any representations and warranties of the Buyer set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except (i) to the extent that the failure of such representations and warranties to be true and correct in all respects or all material respects, as the case may be, has not caused a Material Adverse Effect and (ii) to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(c) the Buyer shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(e) the Buyer shall have delivered to the Seller the Buyer Certificate and the Secretary’s Certificate;

(f) the Seller shall have received such other certificates and instruments (including certificates of good standing of the Buyer in its jurisdiction of organization, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;

(g) the Seller shall have received evidence that those waivers, permits, consents, approvals or other authorizations listed on Schedule 5.2(g) have been obtained; and

(h) there shall not have occurred a Material Adverse Effect.

ARTICLE VI

TAX MATTERS

6.1 Transfer Taxes; Prorations.

(a) The Seller shall be responsible for the payment of any and all transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement.

(b) Liability for any and all real property Taxes, personal property Taxes, assessments, and similar Taxes applicable to the Acquired Assets that are payable for any taxable period that includes but does not end on the Closing Date shall be apportioned to the Seller based on the number of days of such taxable period up to and including the Closing Date and to the Buyer the number of days of such taxable period after the Closing Date.  The Seller shall promptly reimburse the Buyer for the proportionate amount of any such Taxes that is attributable to the portion of the taxable period ending on the Closing Date following delivery by the Buyer to the Seller of reasonable documentation supporting the amounts owed by the Seller pursuant to this Section 6.1(b).

6.2 Refunds.

(a) The Seller shall be entitled to any refunds of Taxes (or credits in lieu thereof, and including any interest paid thereon) with respect to the Business for which Seller is liable under this Article VI.

(b) The Buyer and/or its Affiliates, as the case may be, shall be entitled to any refunds of Taxes (or credits in lieu thereof, and including any interest paid thereon) with respect to the Business for which the Buyer is liable under this Article VI.

(c) The Buyer shall promptly forward to or reimburse the Seller for any such refunds after receipt thereof, and the Seller shall promptly forward to or reimburse the Buyer for any such refunds after receipt thereof.

ARTICLE VII

POST-CLOSING COVENANTS

7.1 Proprietary Information.

(a) Prior to the Closing Date and after any termination of this Agreement, each Party shall hold and shall cause its officers, directors, employees, accountants, counsel, consultants and advisors (collectively, “Representatives”) to hold, in confidence, all confidential documents and information concerning the other Party furnished to the first Party or its Representatives in connection with the transactions contemplated by this Agreement in the manner specified in the Mutual Non-Disclosure Agreement, dated as of June 24, 2008, by and among the Buyer and the Seller (the “Confidentiality Agreement”); provided that each Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Party and provide it with a copy of the proposed disclosure and an opportunity to review and comment on it prior to making the disclosure). The Confidentiality Agreement did not terminate as of the first anniversary of its execution and shall not terminate upon the execution of this Agreement notwithstanding provisions therein to the contrary.  Notwithstanding the terms contained therein, the Confidentiality Agreement shall remain in effect until the earlier of (i) the Closing and (ii) the date that is six months following the execution of this Agreement.

(b) From and after the Closing, the Seller shall not disclose or make use of (except to pursue its rights, under this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement or the Services Agreement), and shall use efforts similar to what it uses to protect its own confidential information to cause all of its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to Acquired Assets, the Business or the Buyer or its business (including the financial information, technical information or data relating to the products of the Business), as well as filings and testimony (if any) presented in the course of any arbitration of a Dispute pursuant to Section 8.3 and the arbitral award and the Arbitrator’s reasons therefor relating to the same), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by the Seller or an Affiliate and provided that the Seller may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the Seller shall use reasonable efforts to advise the Buyer and provide it with a copy of the proposed disclosure and an opportunity to review and comment on it prior to making the disclosure).

(c) From and after the Closing, the Buyer shall not disclose or make use of (except to pursue its rights, under this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement or the Services Agreement), and shall use efforts similar to what is uses to protect its own confidential information to cause all of its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to Excluded Assets, the Retained Liabilities or the Seller or its business, as well as filings and testimony (if any) presented in the course of any arbitration of a Dispute pursuant to Section 8.3 and the arbitral award and the Arbitrator’s reasons therefor relating to the same), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by the Buyer or an Affiliate and provided that the Buyer may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the Buyer shall use reasonable efforts to advise the Seller and provide it with a copy of the proposed disclosure and an opportunity to review and comment on it prior to making the disclosure).

7.2 Solicitation and Hiring.

(a) For a period of one year after the Closing Date (or if this Agreement is terminated, until January 19, 2010), the Seller shall not, either directly or indirectly (including through an Affiliate), solicit to hire or hire for employment in Seller’s Global Product Solutions division any Buyer Restricted Employee; provided, however, that the foregoing shall not prohibit a general solicitation of employment by the Seller that is not specifically directed at such employees and shall not apply to any individual whose employment with the Buyer has been terminated for a period of six months or longer.  The Seller shall enforce, for the benefit of the Buyer, all confidentiality, non-solicitation and non-hiring assignments and similar agreements between the Seller and any other party relating to Business Employees which are not Assigned Contracts.

(b) For a period of one year after the Closing Date (or if this Agreement is terminated, until January 19, 2010), the Buyer shall not, either directly or indirectly (including through an Affiliate), solicit to hire or hire for employment any Seller Restricted Employee; provided, however, that the foregoing shall not prohibit a general solicitation of employment by the Seller that is not specifically directed at such employees and shall not apply to any individual whose employment with the Seller has been terminated for a period of six months or longer.

7.3 Non-Competition.

(a) For a period of five years after the Closing Date, neither the Buyer nor any of its Related Entities shall directly or indirectly in any capacity whatsoever, sell, license or lease any PayMode Products (including for purposes of this Section 7.3, any enhancements or modifications to, or newer versions of, PayMode Products) to the Business customers of the Seller listed on Schedule 7.3(a).

(b) For a period of two years after the Closing Date, neither the Buyer nor any of its Related Entities shall directly or indirectly in any capacity whatsoever (i) sell, license or lease any PayMode Products (including for purposes of this Section 7.3, any enhancements or modifications to, or newer versions of, PayMode Products) or (ii) provide any of the services provided by the Business as of the Closing Date, in each case to the financial institutions listed on Schedule 7.3(b).

(c) The Buyer acknowledges that the provisions of this Section 7.3 are an integral part of this Agreement and that the Seller would not have entered into this Agreement and the transactions contemplated hereby without the inclusion of this Section.  The Buyer agrees that the scope and duration of the non-competition provisions set forth in this Section 7.3 are reasonable and that, as contemplated by Section 11.12, specific performance shall be available to enforce a Party’s rights under this Section 7.3.  Without limitation to Section 11.9, in the event that any court determines that the duration of either provision is unreasonable and that such provision is to that extent unenforceable, the Parties agree that such provision shall remain in full force and effect for the greatest time period that would not render it unenforceable.

(d) The obligations of the Buyer under this Section 7.3 shall terminate in their entirety in the event the Services Agreement is terminated by the Buyer under sections 15.2(a),  15.2(b) or 15.2(g), or by the Seller under Section 15.3, of the Services Agreement.

7.4 Sharing of Data.

(a) The Seller shall have the right for a period of seven years following the Closing Date to have reasonable access to such books, records and accounts, including financial and tax information, correspondence, production records, employment records and other records exclusively or primarily related to the Business that are transferred to the Buyer pursuant to the terms of this Agreement for the limited purposes of concluding its involvement in the Business and for complying with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.  The Buyer shall have the right for a period of seven years following the Closing Date to have reasonable access to those books, records and accounts, including financial and accounting records (including the work papers of the Seller's independent accountants provided the Buyer shall execute a customary agreement in form and substance acceptable to such accountants in order to gain access to such work papers), tax records, correspondence, production records, employment records and other records exclusively or primarily related to the Business that are retained by the Seller pursuant to the terms of this Agreement to the extent that any of the foregoing is needed by the Buyer for the purpose of conducting the Business after the Closing and complying with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.  Neither the Buyer nor the Seller shall destroy any such books, records or accounts retained by it without first providing the other Party with the opportunity to obtain or copy such books, records, or accounts at such other Party's expense.

(b) Promptly upon request by the Buyer made at any time following the Closing Date, the Seller shall authorize the release to the Buyer of all files pertaining to the Acquired Assets or the Business (other than files relating exclusively or primarily to Excluded Assets or Retained Liabilities) held by any federal, state, county or local authorities, agencies or instrumentalities.

7.5 Business Financial Statements.  Without limitation of the provisions of Section 7.4, within 60 days following the Closing Date, the Seller shall prepare and deliver to the Buyer the Financial Statements.  The Seller shall provide to the Buyer and the Buyer’s auditors all consents, management representation letters, engagement letters and similar documentation reasonably requested by the Buyer or the Buyer’s auditors in connection with the Buyer’s review of such Financial Statements.  The Buyer acknowledges and agrees that the Financial Statements will be prepared on a basis different from the basis used to prepare the Financial Summaries.

7.6 Use of Name.  The Seller shall not use, and shall not permit any Affiliate to use, the name PayMode or any name reasonably similar thereto after the Closing Date in connection with any business related to, competitive with, or an outgrowth of, the Business as conducted on the date of this Agreement, other than in accordance with the Services Agreement.

7.7 Cooperation in Litigation.  From and after the Closing Date, each Party shall fully cooperate with the other in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such other Party relating to or arising out of the conduct of the Business prior to or after the Closing Date (other than litigation among the Parties and/or their Affiliates arising out the transactions contemplated by this Agreement).  The Party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including legal fees and disbursements) by the Party providing such cooperation and by its officers, directors, employees and agents, but shall not be responsible for reimbursing such Party or its officers, directors, employees and agents, for their time spent in such cooperation.

7.8 Employees.

(a) Effective as of the Closing, the Seller shall terminate the employment of each of its employees designated on Schedule 7.8(a) attached hereto (which may be updated prior to the Closing by the mutual agreement of the Buyer and the Seller) (the “Available Employees”).  The Buyer shall interview all Available Employees who are actively at work and offer employment to substantially all of such Available Employees, terminable at the will of the Buyer.  The Seller hereby consents to the hiring of any such Available Employees by the Buyer and waives, with respect to the employment by the Buyer of such Available Employees, any claims or rights the Seller may have against the Buyer or any such Available Employee under any non-competition, confidentiality or employment agreement.

(b) All offers of employment to the Available Employees shall provide for: [**]; provided, however, the foregoing shall not require the Buyer or any of its Subsidiaries or Affiliates to maintain any compensation levels for any particular period or restrict the Buyer or any of its Subsidiaries or Affiliates from changing any of the terms and conditions of such employment after the Closing Date or restrict the Buyer or any of its Subsidiaries or Affiliates from amending or terminating any Buyer employee benefit plans or fringe benefits.

(c) All Available Employees who accept employment with the Buyer (“Hired Employees”) shall be eligible to participate in the employee benefit plans and other fringe benefits of the Buyer on the same basis as such plans and benefits are offered to employees of the Buyer with comparable positions with the Buyer.  The Buyer shall credit such Hired

Employees for their length of service with the Seller or its Affiliates for all purposes under each employee benefit and fringe benefit plan to be provided by the Buyer to such Hired Employees, to the same extent such service was recognized under a similar plan of the Seller.  However, such service need not be counted for purposes of calculating accrued benefits under a pension benefit plan or where duplicative benefits would otherwise result.  For purposes of this paragraph (c), “employee benefit plans and other fringe benefits” includes pension and profit sharing plans, retirement and post retirement welfare benefits, severance, health insurance benefits (medical, dental and vision), short-term disability, long-term disability, life and accident insurance, sickness benefits, and vacation.

(d) The Seller is responsible for timely payment as required by law of all wages, salaries, bonuses, if any, and other compensation with respect to service completed on or prior to the Separation Date (other than compensation for accrued but unused vacation time of Hired Employees). Hired Employees will be eligible to earn vacation according to the schedule specified in the Buyer’s policy, with credit for service with the Seller as described in paragraph (c), if applicable.

(e) The Seller shall retain the responsibility for payment of all medical, dental, vision, health and disability claims incurred by any Hired Employee prior to his or her Separation Date, and the Buyer does not assume any liability with respect to such claims.  On or after the applicable Separation Date, all medical, dental, vision, health and disability claims incurred by Hired Employees in the Buyer’s employ will be determined under the Buyer’s benefit plans.  The Buyer agrees that Hired Employees and their eligible dependents will receive credit for their periods of coverage under the Seller’s health or disability plans towards satisfying any preexisting condition clause in any of the Buyer’s health or disability plans, provided such Hired Employee or eligible dependent is enrolled in the Seller’s plans on the Closing Date.  The Buyer also agrees that it shall use Reasonable Best Efforts, upon presentation of an Explanation of Benefits (EOB) by the Hired Employee, Hired Employees and their eligible dependents, to cause them to receive credit under the Buyer’s health care plans for any amounts paid toward deductibles and out-of-pocket maximums by such Hired Employee and enrolled dependents for the portion of the current plan year preceding the Closing under a health care plan maintained by the Seller.

(f) The Seller will be responsible for providing any Hired Employee whose “qualifying event,” within the meaning of Section 4980B(f) of the Code, occurs on or prior to his or her Separation Date (and such Hired Employee’s “qualified beneficiaries” within the meaning of Section 4980B(g) of the Code) with the continuation of group health coverage required by Section 4980B(f) of the Code (“Continuation Coverage”) under the terms of the health plan maintained by Seller.  The Buyer will be responsible for Continuation Coverage to any Hired Employee in the Buyer’s employ (and such Hired Employee’s qualified beneficiaries) whose qualifying event occurs after his or her Separation Date to the extent required by law.

(g) Effective as of the applicable Separation Date, the Buyer will assume liability for severance pay and similar obligations payable to any Hired Employee who accepts employment with the Buyer and who is terminated by the Buyer on or after the applicable Separation Date.  Such payment shall be made pursuant to the Buyer’s normal severance policy, if any, (“Buyer’s Severance Policy”) and the Buyer shall compute severance pay by giving Hired

Employees full credit for all years of service that would have been recognized under the applicable Seller severance policy.  In  addition, for a Hired Employee who does not receive severance pay from the Seller at his or her Separation Date, whose job with the Buyer is eliminated within 12 months of his or her Separation Date, and who signs a release agreement, the Buyer agrees to pay to such employee: [**].

(h) The Buyer is responsible for advising Available Employees of the details of any offers and terms of employment with the Buyer, and answering any questions relating thereto, but the Seller will be allowed to review and approve, prior to its distribution, (i) any communication with Available Employees prior to the applicable Separation Date, and (ii) any communication with such Available Employees after the applicable Separation Date which describes or refers to any of the Seller’s benefits or policies.

(i) For the remainder of the calendar year in which the Closing occurs, the Buyer shall maintain health care and dependent care flexible spending accounts established under Section 125 of the Code (“Buyer FSA”) under which Hired Employees may contribute pre-tax dollars and be reimbursed for qualifying health and dependent care expenses.  The Hired Employees shall be credited immediately following the Closing Date under the Buyer FSA with the amounts available for reimbursement equal to such positive or negative amounts as were credited under Bank of America’s health care and dependent care flexible spending accounts (“Seller FSA”) with respect to such persons immediately prior to the Closing Date.  The Buyer shall honor and give effect under the Buyer FSA to any elections made by Hired Employees under the Seller FSA for the year in which the Closing occurs, except as such elections may be superseded by an election made by a Hired Employee following the Closing Date pursuant to the terms of the Buyer FSA.  Within 10 business days following the Closing Date, the Seller shall provide the Buyer a list of each Hired Employees who as of the Closing Date is a participant in the Seller FSA, which list shall include an accounting with respect to each listed individual as follows: the total annual goal amount elected, the amount contributed as of the Closing Date, and the amount reimbursed as of the Closing Date.  The Seller shall pay to the Buyer the net balance of the total Hired Employees contributions minus the total Hired Employee reimbursements if the balance is a positive number, and the Buyer shall pay such amount to the Seller if the balance is a negative number.  It is understood and agreed that these amounts may be subject to adjustment in the transition of the Hired Employees to the Buyer FSA.

(j) The Buyer shall notify the Seller no less than ten Business Days prior to the Closing Date of the names of the temporary employees used in the Business that the Buyer desires to employ as of the Closing Date.

7.9 Adjustment for Tangible Assets.  The Seller shall promptly reimburse the Buyer for up to $400,000 in purchases of tangible assets by the Buyer, provided that the Buyer submits a reasonably detailed invoice or invoices to the Seller within 90 days after the Closing Date.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by the Seller.  The Seller shall indemnify the Buyer in respect of, and hold the Buyer harmless against, any and all Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Seller contained in this Agreement or any Ancillary Agreement;

(b) any failure to perform any covenant or agreement of the Seller contained in this Agreement or any Ancillary Agreement;

(c) any Retained Liabilities; or

(d) any Taxes of the Seller with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of the period beginning before and ending on the Closing Date) and any Taxes imposed on Seller pursuant to Article VI.

8.2 Indemnification by the Buyer.  The Buyer shall indemnify the Seller in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Seller resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Buyer contained in this Agreement or any Ancillary Agreement;

(b) any failure to perform any covenant or agreement of the Buyer contained in this Agreement or any Ancillary Agreement;

(c) any Assumed Liabilities;

(d) any Taxes for which the Buyer is liable pursuant to Article VI; or

(e) the operation of the Business after the Closing to the extent such Damages do not arise from Retained Liabilities or from matters for which the Seller is obligated to indemnify the Buyer for hereunder.

8.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third Party Action.  Such notification shall be given within 15 days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.  Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified in accordance with the terms, conditions and limitations set forth in this Article VIII and (B) the ad damnum is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VIII and (ii) the Indemnifying Party may not assume control of the defense of Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party.  If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense.  The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto.  The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action which is requested by the Controlling Party (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.  The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 8.3(a) or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, after consultation with legal counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action.  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided the Indemnifying Party shall not be required to obtain such consent if (I) there is no finding or admission of any violation of law or any violation of the rights of any person or entity and (II) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person.  The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed, provided the Indemnified Party shall not be required to obtain such consent if (I) there is no finding or admission of any violation of law or any violation of the rights of any person or entity and (II) the sole relief provided is monetary damages that are paid in full by the Indemnified Person without any recourse against the Indemnifying Person.

(b) In order to seek indemnification under this Article VIII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(c) Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall:  (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute.  If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall discuss in good faith whether to submit the Dispute to binding arbitration, and if the Indemnifying Party and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 8.3(e) shall become effective with respect to such Dispute.  The provisions of this Section 8.3(d) shall not obligate the Indemnifying Party and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Indemnifying Party and the Indemnified Party to arbitrate any Dispute, such Dispute shall be resolved in a state or federal court sitting in Delaware, in accordance with Section 11.11.

(e) If, as set forth in Section 8.3(d), the Indemnified Party and the Indemnifying Party agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by the Arbitrator in accordance with the Commercial Rules in effect from time to time and the provisions set forth on Schedule 8.3(e).

(f) Notwithstanding the other provisions of this Section 8.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VIII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VIII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the terms, conditions and limitations set forth in this Article VIII, for any such Damages for which it is entitled to indemnification pursuant to this Article VIII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VIII).

8.4 Survival of Representations and Warranties.  All representations and warranties that are covered by the indemnification agreements in Section 8.1(a) and Section 8.2(a) shall (a) survive the Closing and (b) shall expire on the date 18 months following the Closing Date, except that (i) the representations and warranties set forth in Sections 2.1, 2.2, 3.1 and 3.2 shall survive the Closing without limitation, (ii) the representations and warranties set forth in Section

2.11 shall expire on the date four years following the Closing Date and (iii) the representations and warranties set forth in Sections 2.7, 2.17 and 2.18 and the covenants contained in Article VI and 8.1(d) shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein.  If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice.  If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.

8.5 Limitations.

(a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Seller for Damages under Section 8.1(a) shall not exceed $8,500,000, (ii) the Seller shall not be liable for indemnification with respect to any individual Damage under Section 8.1(a) (excluding for all purposes of this subpart (ii) any claims relating to a breach of the Asset Sufficiency Rep with respect to the sufficiency of Acquired Assets that are tangible assets), unless such Damage is greater than $25,000 and unless such Damage, together with all other Damages under Section 8.1(a) that are greater than $25,000, exceeds $200,000, in which case the Buyer shall be entitled to indemnification only for Damages in the amount of such excess of $200,000 and (iii) the Seller shall not be liable for indemnification with respect to any individual Damage under Section 8.1(a) relating to a breach of the Asset Sufficiency Rep with respect to the sufficiency of Acquired Assets that are tangible assets, unless such Damage is greater than $25,000 and unless such Damage, together with all other Damages under Section 8.1(a) that are greater than $25,000 relating to a breach of the Asset Sufficiency Rep with respect to the sufficiency of Acquired Assets that are tangible assets, exceeds $400,000; provided that the limitations set forth in this sentence shall not apply to a claim pursuant to Section 8.1(a) relating to a breach of the representations and warranties set forth in Sections 2.1, 2.2 and 2.7; and provided further that the limitations set forth in this sentence shall not apply to a claim pursuant to Section 8.1(d) relating to pre-Closing Date Taxes or to a breach of the Tax covenants in Article VI. For purposes solely of this Article VIII, all representations and warranties of the Seller in Article II (other than Sections 2.5 and 2.25) shall be construed as if the term “material” and any reference to “Business Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.  In addition to the foregoing limitations, in no event shall the Seller be liable for indemnification with respect to any individual Damage under Section 8.1(a) relating to a breach of the Asset Sufficiency Rep or to a breach of a representation in Section 2.11(c), in each case with respect to any of the assets (whether tangible or otherwise) listed on Schedule 8.5(a).

(b) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Buyer for Damages under Section 8.2(a) shall not exceed $8,500,000 and (ii) the Buyer shall not be liable for indemnification with respect to any individual Damage under Section 8.1(a), unless such Damage is greater than $25,000 and unless such Damage, together with all other Damages under Section 8.1(a) that are greater than $25,000, exceeds $200,000 in which case the Buyer shall be entitled to indemnification only for Damages in the amount of such excess of $200,000; provided that the limitation set forth in this sentence shall not apply to a claim pursuant to Section 8.2(a) relating to a breach of the representations and warranties set forth in Sections 3.1 or 3.2.  For purposes solely of this Article VIII, all representations and warranties of the Buyer in Article III shall be construed as if the term “material” and any reference to “Material Adverse Effect” were omitted from such representations and warranties.

(c) Except with respect to claims based on fraud and except for the remedy of specific performance, after the Closing, the rights of the Indemnified Parties under this Article VIII and Section 11.12 shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

(d) The amount of any Damages subject to indemnification hereunder or of any claim therefor shall be calculated net of (i) any Tax benefit actually received and used by the Buyer or any of its Affiliates on account of such Damages and (ii) insurance proceeds (net of direct collection expenses) received or receivable by the Indemnified Party on account of such Damages.

8.6 Treatment of Indemnity Payments.  Any payments made to an Indemnified Party pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing, as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) the Buyer may terminate this Agreement by giving written notice to the Seller in the event the Seller is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (d) or (e) of Section 5.1 not to be satisfied and (ii) is not cured within 20 days following delivery by the Buyer to the Seller of written notice of such breach;

(c) the Seller may terminate this Agreement by giving written notice to the Buyer in the event the Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) or (c) of Section 5.2 not to be satisfied and (ii) is not cured within 20 days following delivery by the Seller to the Buyer of written notice of such breach;

(d) the Buyer may terminate this Agreement by giving written notice to the Seller if the Closing shall not have occurred on or before November 15, 2009 by reason of the failure of any condition precedent under Section 5.1 (unless the failure results primarily from a breach by the Buyer of any representation, warranty or covenant contained in this Agreement); or

(e) the Seller may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before November 15, 2009 by reason of the failure of any condition precedent under Section 5.2 (unless the failure results primarily from a breach by the Seller of any representation, warranty or covenant contained in this Agreement).

9.2 Effect of Termination.  If either Party terminates this Agreement pursuant to Section 9.1, all obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party other than Section 7.1(a) (Proprietary Information), 7.2 (Solicitation and Hiring), this Section 9.2, Section 11.1 (Press Releases) and the rest of Article XI, each of which shall survive the termination of this Agreement), except for any liability of a Party for willful breaches of this Agreement.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“AAA” shall mean the American Arbitration Association.

“Acquired Assets”  shall mean all of the fixed assets listed on Schedule 1.1(a) and all other assets, properties and rights of the Seller existing as of the Closing (other than any Excluded Assets) which are utilized exclusively or primarily by Seller in the Business, including:

(a) all computers, servers, software, databases, backup and recovery plans, business continuity plans, SAS 70 audits, machinery, equipment, furniture, fixtures, supplies, leasehold improvements, motor vehicles and other tangible personal property;

(b) all Seller Source Code, technical information, trade secrets, technology, know-how, specifications, designs, drawings and processes and quality control data;

(c) all Seller Owned Intellectual Property;

(d) all Seller Licensed Intellectual Property listed on Schedule 1.1(d);

(e) the Vendor Network;

(f) all rights under Assigned Contracts;

(g) all claims, prepayments, deposits, refunds, causes of action, choses in action, rights of recovery, rights of setoff and rights of recoupment (other than those that are exclusively or primarily related to Excluded Assets or Retained Liabilities);

(h) all Permits to the extent assignable;

(i) all books, records, accounts, ledgers, files, documents, correspondence, lists (including customer and prospect lists), manufacturing and procedural manuals, Intellectual Property records, sales and promotional materials, studies, reports and other printed or written materials; and

(j) all goodwill.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Exchange Act.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Agreement” shall have the meaning set forth in the first paragraph hereof.

“Ancillary Agreements” shall mean the bill of sale and other instruments of conveyance referred to in Section 1.4(b)(iii) and the instrument of assumption and other instruments referred to in Section 1.4(b)(iv).

“Arbitrator” shall mean a single arbitrator selected by the Buyer and the Seller in accordance with the Commercial Rules.

“Asset Sufficiency Rep” shall have the meaning set forth in Section 2.8(b) hereof.

“Assigned Contracts” shall mean any contracts, agreements or instruments to which the Seller is a party and which are related exclusively or primarily to the Business, including any agreements or instruments securing any amounts owed to the Seller under such contracts, agreements or instruments, maintenance agreements, any leases or subleases of real or personal property, any licenses or sublicenses relating to Intellectual Property, and contracts with persons and entities constituting part of the Vendor Network but excluding Customer Contracts, other than the extent to which such Customer Contracts relate to and govern the relationship with Customers in their capacity as billers or collectors, and employment contracts.

“Assumed Liabilities” shall mean all of the following liabilities of the Seller which are related exclusively or primarily to the Business, in each case solely to the extent arising after the Closing:

(a) all obligations arising under the Permits transferred to the Buyer pursuant to Section 1.1(a);

(b) all obligations of the Seller under the Assigned Contracts; and

(c) all obligations of the Seller with respect to any accrued but unused vacation time of Hired Employees.

“Available Employees” shall have the meaning set forth in Section 7.8(a).

“Business” shall have the meaning set forth in the recitals to this Agreement.

“Business Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, in each case that is made available to current or former Business Employees.

“Business Continuity Plan” shall mean the policies and procedures that describe contingency plans, recovery plans, and proper risk controls used by the Seller in the Business as presently conducted.

“Business Employees” shall mean (a) the employees of the Seller engaged exclusively or primarily in the Business and (b) any additional employees of the Seller listed on Schedule 7.8(a).

“Business Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets, liabilities, condition (financial or other), or results of operations of the Business, (ii) the ability of the Buyer to operate the Business immediately after the Closing or (iii) the performance by the Seller of its obligations under the Transition Services Agreement or the Services Agreement; provided, that, for purposes of clause (i) of this definition, a Business Material Adverse Effect shall not include the effect of (a) changes to the industry or markets in which the Business operates, so long as such changes do not adversely affect the Business in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Business operates, (b) the announcement or disclosure of the transactions contemplated herein, (c) general economic, regulatory or political conditions or changes, so long as such changes do not adversely affect the Business in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Business operates, (d) military action or any act of terrorism, (e) changes in law or GAAP after the date hereof, so long as such changes do not adversely affect the Business in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Business operates, (f) an earthquake or other natural disaster or (g) the failure of the Seller or the Business to meet or achieve the results set forth in any internal projection, provided that such failure does not result from another change, event, circumstance, development or effect that would in itself be or have a Business Material Adverse Effect under this definition. For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Business Material Adverse Effect.

“Business Property” shall mean any real property that is subject to a Lease.

“Business Trademarks” shall mean Trademarks used exclusively or primarily in the Business.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Capitalization Date” shall have the meaning set forth in Section 3.5.

“Buyer Common Stock” shall have the meaning set forth in Section 3.5.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (b) through (d) (insofar as clause (d) relates to Legal Proceedings involving the Buyer) of Section 5.2 is satisfied in all respects.

“Buyer FSA” shall have the meaning set forth in Section 7.8(i).

“Buyer Preferred Stock” shall have the meaning set forth in Section 3.5.

“Buyer Restricted Employee” shall mean any person who is an employee of the Buyer on either the date of this Agreement or the Closing Date and either (i) is employed by the Buyer at a level of Director or higher or (ii) of whom the Seller became aware in connection with the transactions contemplated by this Agreement.

“Buyer Stock Plans” shall mean the following equity compensation plans of the Buyer: the Amended and Restated 1997 Stock Incentive Plan, the 1998 Director Plan, the 1998 Employee Stock Purchase Plan, the 2000 Employee Stock Purchase Plan, as amended and the 2000 Stock Incentive Plan.

“Buyer’s Severance Policy” shall have the meaning set forth in Section 7.8(g).

“Cash Purchase Price” shall have the meaning set forth in Section 1.3.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VIII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date two business days after the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V), or such other date as may be mutually agreeable to the Parties.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercial Rules” shall mean the Commercial Arbitration Rules of the AAA.

“Common Stock” shall mean the common stock, $.001 par value per share, of the Buyer.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.1(a).

“Continuation Coverage” shall have the meaning set forth in Section 7.8(f).

“Controlling Party” shall mean the party controlling the defense of any Third Party Action.

“Customer” shall mean an existing customer of Bank listed on Schedule 7.3(a) attached hereto, as the same may be amended as of the Closing.

“Customer Contracts” shall mean agreements, contracts and other instruments providing for the provision of PayMode Products to Customers of the Business.

“Customer Offerings” shall mean (a) the products of the Business (including Software and Documentation) that the Seller (i) currently markets, distributes, makes available, sells or licenses to third parties, or (ii) if applicable, has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous three (3) years and (b) the services of the Business that the Seller (i) currently provides or makes available to third parties, or (ii) if applicable, has provided or made available to third parties within the previous three (3) years.  A true and complete list of the current Customer Offerings is set forth in Section 1 of Schedule 10A and a true and complete description of the Customer Offerings is set forth in Schedule 10A.

“Damages” shall mean any and all (x) debts, obligations and other liabilities, monetary damages, (y) consequential, incidental and punitive damages but solely to the extent awarded to a third party in a Third Party Action, and (z) fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), excluding in all cases (i) those costs and expenses of arbitration of a Dispute which are to be borne as set forth in Section 8.3 and (ii) any liability for lost profits, diminution in value or the like.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Seller to the Buyer on the date hereof and accepted in writing by the Buyer, as the same may be supplemented pursuant to Section 4.5.

“Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“Enforceability Exceptions” means (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) general equity principles.

“Environmental Law” shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to:  (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons.  As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” shall mean  the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Seller or a Subsidiary.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” shall mean:

(a) all cash and cash equivalents or similar investments, bank accounts, commercial paper, certificates of deposit, Treasury bills and other marketable securities;

(b) all rights relating to refunds, recovery or recoupment of Taxes, except as provided in Article VI;

(c) all rights to insurance claims, related refunds and proceeds arising from or related to the Excluded Assets and Retained Liabilities;

(d) all actions, claims, causes of action, rights of recovery, choses in action and rights of setoff of any kind arising before, on or after the Closing relating to the Excluded Assets or Retained Liabilities;

(e) all books, records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials related exclusively or primarily to any Excluded Assets or Retained Liabilities;

(f) any of the rights of the Seller under this Agreement or under the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Services Agreement, Sublease Agreement or Warrant;

(g) all real property, leaseholds and subleaseholds in real property, and easements, rights-of-way and other appurtenants thereto;

(h) all trade and other accounts receivable balances of the Business and notes and loans receivable that are payable to the Seller in respect of the Business, and all rights to unbilled amounts for products delivered or services provided by the Business, together with any security held by the Seller for the payment thereof;

(i) all Customer Contracts and all Intellectual Property of the Seller primarily associated with or primarily derived from such Customer Contracts, including Confidential Information (as that term is used in the Services Agreement) of the Seller;

(j) all employment records;

(k) all Excluded Patents; and

(l) those other assets listed on Schedule 1.1(b) attached hereto.

“Excluded Patents” means those Patent Rights in those letters patent listed on Schedule 1.1(b) attached hereto.

“Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VIII.

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Financial Statements” shall mean audited statements of assets acquired and statements of revenues and direct expenses for the period(s) required by Rule 3-05 of Regulation S-X, in accordance with the letter from the Securities and Exchange Commission to Buyer dated March 18, 2009.

“Financial Summaries” shall mean unaudited financial information of the Business in substantially the form contained in Schedule 10B hereto, including statements of revenue and expense, for and as of the end of (i) the year ended December 31, 2008 and (ii) each full month completed from the Measurement Date through and including the month ending June 30, 2009.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Hired Employees” shall have the meaning set forth in Section 7.8(b).

“Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII of this Agreement.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Intellectual Property” shall mean the following subsisting throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof;

(e) source code, inventions, invention disclosures, statutory invention registrations,  trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs and mask work registrations, in each case that are used primarily or exclusively in the Business, and applications for each of the foregoing.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), currently used primarily or exclusively by the Seller in the Business or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Seller or hosted at a third party site.

“Lease” shall mean any lease or sublease pursuant to which the Seller leases or subleases from another party any real property that is used exclusively or primarily in the Business.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Material Adverse Effect” shall mean a material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets, liabilities, capitalization, condition (financial or other), or results of operations of the Buyer, (ii) the ability of the Buyer to operate the Business immediately after the Closing or (iii) the performance by the Buyer of its obligations under the Services Agreement; provided, that, for purposes of clause (i) of this definition, a Material Adverse Effect shall not include the effect of (a) changes to the industry or markets in which the Buyer operates, so long as such changes do not adversely affect the Buyer in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Buyer operates, (b) the announcement or disclosure of the transactions contemplated herein, (c) general economic, regulatory or political conditions or changes, so long as such changes do not adversely affect the Buyer in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Buyer operates, (d) military action or any act of terrorism, (e) changes in law or GAAP after the date hereof, so long as such changes do not adversely affect the Buyer in a materially disproportionate manner relative to other similarly situated businesses in the industry or market in which the Buyer operates, (f) an earthquake or other natural disaster or (g) the failure of the Buyer to meet or achieve the results set forth in any internal projection, provided that such failure does not result from another change, event, circumstance, development or effect that would in itself be or have a Material Adverse Effect under this definition.  For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Material Adverse Effect.

“Materials of Environmental Concern” shall mean any:  pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Measurement Date” shall mean December 31, 2008.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

“Non-Exclusive License Agreement” shall mean a non-exclusive license agreement between the Buyer and Seller substantially the form attached hereto as Exhibit H.

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) in all material respects.

“Owned Real Property” shall mean all owned real property that is used exclusively or primarily in the Business.

“Parties” shall mean the Buyer and the Seller.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“PayMode Products” shall mean the following products of the Seller:

PayMode
PayMode Plus
PayMode for Reimbursement
PayMode Payer Invoice Management
PayMode Concentrator
PayMode for Employees
PayMode Out of Network ACH
PayMode Out of Network Wires
Other Translation Services (as defined in Section 2.K of Schedule 10A)
PayMode Bill Payment Service

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Pre-Closing Financial Summaries” shall mean unaudited financial information of the Business in substantially the form contained in Schedule 10B hereto, including statements of income and expense, a list of fixed assets of the Business and related information, for and as of July 31, 2009 and the end of each full month completed since the date of this Agreement through the Closing Date, beginning with August 2009.

“Purchase Price” shall mean the purchase price to be paid by the Buyer for the Acquired Assets at the Closing, as set forth in Section 1.3.

“Purchase Price Allocation” shall have the meaning set forth in Section 1.7.

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

“Registration Rights Agreement” shall mean a registration rights agreement between the Buyer and Seller in substantially the form attached hereto as Exhibit I.

“Related Entity” means, with respect to a particular entity, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such entity.  For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity by (i) the ownership of more than fifty percent (50%) of the voting stock of such entity, (ii) the right to elect more than 50% of its directors (or members of a similar governing body) or (iii) contract.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Materials of Environmental Concern).

“Representatives” shall have the meaning set forth in Section 7.1(a).

“Response” shall mean a written response containing the information provided for in Section 8.3(c).

“Retained Liabilities” shall mean any and all liabilities or obligations (whether known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due and accrued or unaccrued, and whether claims with respect thereto are asserted before or after the Closing) of the Seller which are not Assumed Liabilities, including all liabilities and obligations:

(a) relating exclusively or primarily to the Excluded Assets;

(b) for any and all Taxes of the Seller, including any taxes for which the Seller is liable pursuant to Article VI;

(c) for any accounts payable outstanding as of the Closing Date;

(d) under the Customer Contracts;

(e) arising prior to the Closing under the Assigned Contracts, and all liabilities for any breach, act or omission by the Seller prior to the Closing under any Assigned Contract;

(f) for repair, replacement or return of products manufactured or sold prior to the Closing, except as set forth in the Services Agreement;

(g) under this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement and the Services Agreement;

(h) for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement;

(i) arising out of events, conduct or conditions existing or occurring prior to the Closing that constitute a violation of or non-compliance with any law, rule or regulation (including Environmental Laws), any judgment, decree or order of any Governmental Entity, or any Permit or that give rise to liabilities or obligations with respect to Materials of Environmental Concern;

(j) to pay severance benefits, if any, to any employee of the Seller who does not accept employment with the Buyer or whose employment is terminated (or treated as terminated) as of the Closing in connection with the consummation of the transactions contemplated by this Agreement, and all liabilities resulting from the termination of employment of employees of the Seller prior to the Closing that arose under any federal or state law or under any Business Benefit Plan established or maintained by the Seller;

(k) to indemnify any person or entity by reason of the fact that such person or entity was a director, officer, employee, or agent of the Seller or was serving at the request of the Seller as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise);

(l) injury to or death of persons or damage to or destruction of property occurring prior to the Closing (including any workers compensation claim);

(m) for medical, dental and disability (both long-term and short-term benefits), whether insured or self-insured, owed to Business Employees or former Business Employees due to (A) exposure to conditions in existence prior to the Closing or (B) disabilities existing prior to the Closing (including any such disabilities which may have been aggravated following the Closing);

(n) relating to any current or former employee pension benefit plans or employee welfare benefit plans sponsored by or maintained by Seller or any ERISA Affiliate or to which Seller or any ERISA Affiliate has or ever had any obligation to contribute, including the Business Benefit Plans and any liabilities or obligations to provide continuation of medical benefits to any current or former employee of the Seller or any ERISA Affiliate; and

(o) relating to benefits earned under the Business Benefit Plans.

“Secretary’s Certificate” means a certificate executed by the Secretary of the applicable Party certifying (i) the names of the officers of such Party authorized to sign this Agreement, the Ancillary Agreements, the Transition Services Agreement, the Non-Exclusive License Agreement, the Registration Rights Agreement, the Sublease Agreement, the Services Agreement and (in the case of the Buyer) the Warrant, together with the true signatures of such officers and (ii) copies of resolutions of the Board of Directors (or, in the case of the Seller, other appropriate corporate authority) authorizing the appropriate officers of such Party to execute and deliver the foregoing documents and all other agreements, documents and instruments contemplated thereby, and to consummate the transactions contemplated thereby.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Business and not material to the Business.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (d) through (e) and clause (g) (insofar as clause (g) relates to Legal Proceedings involving the Seller) of Section 5.1 is satisfied in all respects.

“Seller FSA” shall have the meaning set forth in Section 7.8(i).

“Seller Intellectual Property” shall mean the Seller Owned Intellectual Property and the Seller Licensed Intellectual Property.

“Seller Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Seller by any third party and used exclusively or primarily in the Business.

“Seller Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Seller, in whole or in part, and used exclusively or primarily in the Business.

“Seller Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Seller, alone or jointly with others, and held exclusively or primarily for the benefit of the Business.

“Seller Restricted Employee” shall mean any person who is an employee of the Seller whose activities support the Business on either the date of this Agreement or the Closing Date, who is not a Business Employee, and either (i) is employed by the Seller at a level of Vice President or higher or (ii) of whom the Buyer became aware in connection with the transactions contemplated by this Agreement.

“Seller Source Code” shall mean the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Separation Date” shall mean, with respect to an Available Employee, the date that such Available Employee terminates employment with the Seller.

“Services Agreement” shall mean an agreement between the Buyer and Seller in substantially the form attached hereto as Exhibit D.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Sublease Agreement” shall mean a sublease agreement between the Buyer and Seller in substantially the form attached hereto as Exhibit G, regarding the Seller’s sublease of space 65 Gannett Road, South Portland, Maine to the Buyer.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Seller (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof.

“Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VIII.

“Trademarks” shall mean all registered trademarks and service marks, trade names, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transition Services Agreement” shall mean an agreement between the Buyer and Seller substantially the form attached hereto as Exhibit E.

“Vendor Network” shall mean the Seller’s PayMode relationship with those persons and entities who currently use one or more of the PayMode Products to bill or collect amounts owed to them (each, a “Vendor”), along with the information about each Vendor not supplied by Customers that is used by the Seller to electronically enable billing and collection using the PayMode Products.

“Warrant” shall mean a warrant to purchase 1,000,000 shares of Buyer Common Stock in substantially the form attached hereto as Exhibit F.

“Warrant Shares” shall mean the shares of Common Stock issued or issuable upon exercise of the Warrant.

ARTICLE XI

MISCELLANEOUS

11.1 Press Releases.  Each Party shall approve the other Party’s press releases regarding the signing of this Agreement and the closing of the transactions contemplated hereby, in each case prior to dissemination of such press releases.  Neither Party shall issue any press release relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that press releases will be issued upon signing and closing, subject to the first sentence of this Section 11.1, and that either Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Party and provide it with a copy of the proposed disclosure and an opportunity to review and comment on it prior to making the disclosure).

11.2 No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

11.3 Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, with respect to the subject matter hereof; provided that the Non-Disclosure Agreement dated June 24, 2008 between the Buyer and the Seller shall remain in effect in accordance with its terms, as modified by the Section 7.1(a) hereof.

11.4 Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided that the Buyer may assign some or all of its rights, interests and/or obligations hereunder to one or more Affiliates of the Buyer. Any attempted assignment in contravention of this provision shall be void.

11.5 Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signature.

11.6 Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.7 Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing (including facsimile transmission) and shall be given, in each case to the intended recipient as set forth below:

If to the Seller: Bank of America Corporation 100 N. Tryon Street Charlotte, NC 28255 Attn: General Counsel Fax: (704) 409-0781	Copy to: Moore & Van Allen PLLC 100 N. Tryon Street, Suite 4700 Charlotte, NC 28255 Attn: Hal A. Levinson Fax: (704) 378-2050
If to the Buyer: Robert A. Eberle President and CEO Bottomline Technologies (de), Inc. 325 Corporate Drive Portsmouth, NH 03801 Fax: (603) 436-0300	Copy to: John A. Burgess, Esq. Wilmer Cutler Pickering Hale & Dorr LLP 60 State Street Boston, MA 02109 Fax: (617) 526-5000

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received on a business day in the place of receipt prior to 5:00 p.m. in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.  Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

11.8 Governing Law.  This Agreement (including the validity and applicability of the arbitration provisions of this Agreement, the conduct of any arbitration of a Dispute, the enforcement of any arbitral award made hereunder and any other questions of arbitration law or procedure arising hereunder) shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would  cause the application of laws of any jurisdictions other than those of the State of Delaware.

11.9 Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Closing.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties.  No waiver by either Party of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by either Party with respect to any default, misrepresentation, or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

11.11 Expenses.  Except as set forth in Article VIII, each Party shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

11.12 Submission to Jurisdiction.  Each Party (a) submits to the jurisdiction of any state or federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement or the Ancillary Agreements; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court.  Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 11.7, provided that nothing in this Section 11.12 shall affect the right of either Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

11.13 Specific Performance.  Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement (including Sections 7.1, 7.2 and 7.3) are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each Party agrees that the other Party shall be entitled to an injunction or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity. Notwithstanding the foregoing, the Parties agree that if a Dispute is submitted to arbitration in accordance with Section 8.3(d) and Section 8.3(e), then the foregoing provisions of this Section 11.12 shall not apply to such Dispute, and the provisions of Section 8.3(d) and Section 8.3(e) shall govern availability of injunctive relief, specific performance or other equitable relief with respect to such Dispute.

11.14 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(b) Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference herein to "including" shall be interpreted as "including without limitation".

(d) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BOTTOMLINE TECHNOLOGIES (DE), INC.

By:__    /s/ Robert Eberle___________________

Name:__Robert Eberle___________________

Title:___President and CEO________________

BANK OF AMERICA, N.A.

By:____   /s/ Leonard Heckwolf_____________

Name:___ Leonard Heckwolf____________

Title:____Senior Vice President____________

Schedule 8.3(e)
Optional Arbitration

(i)           In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of the Agreement, the provisions of the Agreement shall prevail and be controlling.

(ii)           The parties shall commence the arbitration by jointly filing a written submission with the New York Regional Office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

(iii)           No Dispute may be pursued by either Party in arbitration which is barred by the applicable statute of limitations (unless Section 8.4 of the Agreement provides for a longer survival period) and the resolution of any statute of limitations defense to any claim asserted shall be decided by a court having jurisdiction thereof and not by the arbitrator(s).

(iv)           If the arbitration involves claims or counterclaims, either of which exceeds $250,000, the dispute shall be heard by three arbitrators, one selected by each side with those two selecting a third arbitrator.

(v)           No depositions or other discovery shall be conducted in connection with the arbitration unless the claim or counterclaim exceeds $100,000, in which case the parties shall have the right to take the deposition of the other party or its representative(s) who have knowledge of any facts relating to the claims or counterclaims asserted or the defenses related thereto.

(vi)           The arbitrator(s) shall award the costs of the arbitration and any related litigation to the prevailing party, including their reasonable attorney’s fees.

(vii)           Testimony by affidavit shall not be permitted in the arbitration.

(viii)           Hearsay evidence shall not be presented by the Parties or considered by the arbitrator(s), except that which would be permissible under the Delaware Rules of Evidence in effect at the time of the arbitration.

(ix)           The arbitrator shall resolve any disputes concerning the relevance of documents to be produced.

(x)           The arbitration shall be private and all documents produced or relied upon by either Party and any award rendered by the arbitrator(s) shall be kept confidential by the Parties, it being agreed that any claims arising out of or relating to this obligation, or the breach thereof by any party, shall be settled by arbitration in accordance with the terms of this Agreement.   Notwithstanding the foregoing, either Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case such Party shall use reasonable efforts to advise the other Party and provide it with a copy of the proposed disclosure and an opportunity to review and comment on it prior to making the disclosure).

1

(xi)           Where one Party intends to rely upon the testimony of an expert or experts, the expert(s) must be disclosed at least ninety days in advance of the arbitration hearing and the other Party shall have the right within thirty days thereafter to take the deposition of the expert upon payment of the expert’s reasonable fees for the in-deposition time of the expert.

(xii)           Either Party may disclose a rebuttal expert within thirty days of the deposition of the other Party’s expert and the other Party shall be entitled to a deposition of the expert upon payment of the expert’s reasonable fee for the in-deposition time of the expert.

(xiii)           The arbitrator(s) shall be required to consider the law presented by either Party which that Party considers to be applicable to any claim presented and shall issue a reasoned award with respect to that issue upon the request of either Party.

(xiv)           The Federal Arbitration Act shall apply to the construction, interpretation, and enforcement of this arbitration provision.

(xv)           Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator’s reasons therefor.  Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction (subject to Section 11.12 of the Agreement), provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

(xvi)           The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of Section 8.3(e) of the Agreement, or (y) address or resolve any issue not submitted by the Parties.

2